EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam

Selangor, Malaysia

BY EDGAR

August 5, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attn:	Juan Grana
Katherine Bagley

RE:	Empro Group Inc.
Amendment No. 1 to Draft
Registration Statement on Form F-1
Submitted June 14, 2024
CIK No. 0002005569

Dear Sir / Madam:

On behalf of our client, Empro Group, Inc. (the “Company”), a Cayman Islands exempted company with limited liability, we hereby submit this letter in response to the comments set forth in that certain letter dated July 9, 2024 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the Amendment No. 1 to Draft Registration Statement on Form F-1 that the Company submitted to the Commission on June 14, 2024 (the “Draft Registration Statement”).

The Company is responding to the Staff’s comments by filing an amendment of the Draft Registration Statement (the “Amended Registration Statement”) that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1	Cover Page

We note your response to comment 2 and reissue the comment in part. Please revise your cover page to disclose Dr. Yeoh’s ownership percentage upon completion of the offering and describe his related control of your company, including matters subject to a stockholder vote. Please also disclose whether and to what extent you intend to rely on the controlled company exemptions on your cover page, and revise your risk factor on page 37 to disclose the “certain” exemptions upon which you intend to rely. Finally, please revise your disclosure to cross reference to specific risk factors, such as those on page 37 of the registration statement.

Response

In response to the comment, we have revised the cover page of the Amended Registration Statement, the discussion of the controlled company exemptions in the section titled “The Offering”, the risk factors contained on page 37 of the prospectus and the section titled “Management – Controlled company” to disclose Prof. Yeoh’s ownership percentage upon completion of the offering, describe his related control of the Company, and disclose the exemptions upon which the Company intends to rely. We have also added the requested risk factor cross references.

Comment 2	Prospectus Summary, page 3

We note your response to comment 3 and reissue the comment in part. Please revise your disclosure throughout the prospectus to provide the basis for any statements related to leadership in your field, consumer satisfaction and the competitive position of your brand and products. Please also ensure that you disclose any relevant metrics on which such statements are based and any material assumptions. Refer to Item 4.B.7 of Form 20-F. As an example only, we note your statements on page 3 that you have “established [y]ourselves as a trusted name in the beauty and healthcare industry,” and on page 60 that your products have “been well received and widely recognized by consumers” and that “EMPRO is a brand closely associated with beauty and unwavering quality, and is recognized as a face art specialist among the industry peers.”

Response

In response to the comment, we have revised the disclosure throughout the prospectus, and have, in several places, including on pages 3, 60 and 62, included cross references to the section of the prospectus that lists the many awards and accolades that the Company and its products have received. We also note that EMP Solution has been in business as a consumer brand for nearly two decades, and has been selling cosmetics, including in particular its signature triangular eyebrow pencils, to consumers in Malaysia throughout that period.

Comment 3	Prospectus Summary, page 3

We note your disclosure on page 3 that for the fiscal years ended December 31, 2023, 2022 and 2021, your total revenue was approximately $3.70 million, $10.82 million and $5.86 million, respectively. Please revise to also discuss your net losses in 2023 and to briefly explain your decline in total revenues from fiscal 2022 to fiscal 2023.

Response

In response to the comment, we have updated the disclosure, both on page 3 and on page 60, to state the amount of net loss in 2023 ($0.32 million) and to explain that the decrease in total revenue for the fiscal year ended December 31, 2023 as compared to the fiscal year ended December 31, 2022 was due to a reduction in sales of medical masks, COVID-19 test kits and related products in 2023 as a result of decreased demand arising from a marked reduction in COVID-19 cases. We also included a cross reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Revenue from Health Care”.

Comment 4	Use of Proceeds, page 40

We note your response to comment 12 and reissue the comment in part. Please clarify how you plan to use the net proceeds from the offering for your geographical expansion and marketing plans, including the portion of net proceeds you will use for each purpose. See Item 3.C.1. of Form 20-F, which requires disclosure of the estimated net amount of the proceeds broken down into “each principal intended use.” Please also clarify which markets you plan to prioritize entry into within the next five years, if applicable.

Response

In response to the comment, we have updated the Use of Proceeds section in the Amended Registration Statement to disclose that it is anticipated that the 23% of the offering proceeds to be allocated to market penetration and development will be evenly split between geographical expansion and marketing initiatives (such that approximately 11.5% of the offering proceeds will be allocated to each of the foregoing).

With respect to geographic expansion, we have revised the disclosure to further clarify that the Company’s “primary focus for geographical expansion in the near term includes entering new international markets where we believe there is a high demand for our products”, and to clarify that the Company intends to use the portion of the offering proceeds allocated to geographical expansion “to support market entry strategies, establish distribution channels and navigate regulatory requirements.” The Company’s geographic expansion plans involve establishing a presence in Europe, India, the United States, Canada, Thailand, Cambodia, UAE, Singapore, Hong Kong, Macau & China and South Africa within the next five years, with activities to be undertaken in each of those countries throughout that period.

With respect to marketing initiatives, we have revised the disclosure to further clarify that the Company intends to use the portion of the offering proceeds allocated to marketing initiatives to increase brand awareness, acquire new customers and retain existing ones, with these endeavors expected to involve investments in digital marketing campaigns, strategic partnerships, and targeted advertising to drive customer acquisition and engagement.

Comment 5	Dividend Policy, page 41

We note your disclosure on page 41 that you “have not declared or paid cash dividends on [y]our Ordinary Shares.” We also note, however, your disclosure on page F-7 that EMP Solution SDN. BHD. paid dividends in fiscal 2022 and 2023. Please revise to discuss the payment of these dividends.

Response

In response to the comment, we have revised the disclosure in the section titled “Dividend Policy” in the Amended Registration Statement to disclose that EMP Solution paid a dividend in 2022 and 2023 for purposes of offsetting amounts due to a director (Prof. Yeoh), who was the sole shareholder of EMP Solution at the time that such dividends were paid, and to note that the Company does not anticipate any further such dividends to be paid going forward.

Comment 6	Management’s discussion and Analysis of Financial Condition and Results of Operations – Key Factors that Affect our Results of Operations, page 46

We note your response to comment 14 and reissue the comment in part. Please revise your risk factor disclosure to discuss risks to your business related to the ongoing recovery from the COVID-19 pandemic. In particular, please consider discussing risks stemming from decreased sales of COVID-19 related products such as face masks and testing kits, which constitute a significant portion of your health care products. As a related matter, please revise your MD&A to disclose whether you expect to continue to experience in future financial periods a reduction in revenue from your health care business segment, driven by a significant decreases in COVID-19 cases.

Response

In response to the comment, we have updated the MD&A on page 47 to state that “we expect to continue experiencing a reduction in revenue from our health care business segment in future financial periods due to the significant decrease in COVID-19 cases. This expectation aligns with our company’s strategic direction to focus more effort on the cosmetic and skincare segment, where we anticipate growth and increased revenue opportunities, including the launch of new products such as our new SpaceLift skincare product and eyebrow pencils marketed under the Premio and Mios brands.” We have also added a corresponding new risk factor on page 13 of the prospectus contained in the Amended Registration Statement titled “Our total revenue, and the revenue generated by our healthcare business segment, decreased considerably during the 2023 fiscal year due to a marked reduction in COVID-19 cases. There can be no assurance that revenue from our healthcare business segment do not continue to decrease, or that revenue from our other business segments increase sufficiently to offset the adverse effects of a decrease in revenue from our health care business segment.”

Comment 7	Results of Operations, page 47

Please disclose the extent to which your revenue variance was impacted by changes in sales volume, sales price, and by foreign exchange rate fluctuations. Also, please disclose why your gross margin increased significantly in 2023. Quantify the impact that foreign exchange rates had on your 2023 cost of goods sold variance. See the guidance in Item 5.A of Form 20-F.

Response

In response to the comment, we have added language to the “Results of Operations” section of the MD&A included in the Amended Registration Statement to explain that the improvement in gross profit margin in 2023 can be largely attributed to a change in the product mix within the Company’s health care business segment. Specifically, the Company experienced a significant reduction in the sales of lower-margin COVID-19 test kits and a relative shift towards higher-margin products such as face masks. As a result, despite the overall reduction in revenue from the Company’s health care business segment, the lower volume of test kit sales relative to higher-margin face mask sales positively impacted the Company’s gross profit margin for the fiscal year 2023.

Comment 8	Liquidity and Capital Resources, page 50

Please disclose the specific factors you considered in concluding that the receivables over 90 days past due are collectible. In this regard, it appears that a significant portion of the balance in that bucket is over one year past due.

Response

In response to the comment, we have added language to the “Liquidity and Capital Resources” section of the MD&A included in the Amended Registration Statement to discuss the factors that were considered in concluding that the receivables over 90 days past due are collectible.

Comment 9	Financing Activities, page 53

We note your revised disclosure in this section referencing several term loans. Please describe the material terms of these loans in more detail, including the principal, interest, parties, and date the parties entered into these loans.

Response

In response to the comment, we have expanded the table of the Company’s term loan liabilities as of December 31, 2023 located in the “Financing Activities” section of the MD&A included in the Amended Registration Statement to provide information about the identity of the lenders, the date the parties entered into the loans, the outstanding loan amount and the interest rate.

Comment 10	Business – Product Safety, page 61

We note your revised disclosures discussing the product safety of your surgical face masks, SpaceLift, and antibacterial moisturizing mist. Please further revise this section to discuss safety measures you have taken with respect to your other cosmetic products, such as your eyebrow pencil product offerings. In this regard, we note your disclosure on page 19 that your skincare and cosmetics products are regulated under, and have been registered with, the National Pharmaceutical Regulatory Agency (NPRA), a division of the Ministry of Health of Malaysia.

Response

In response to the comment, we have updated the disclosures included in the Amended Registration Statement on pages 61 and 75 to state that all of the Company’s skincare and cosmetics products, including its eyebrow pencil offerings, have been registered with NPRA, and that the manufacturers of these products are required to adhere to Good Manufacturing Practice guidelines set by the Malaysian Ministry of Health.

Comment 11	Relationships with Partners, Regulators and Government, page 65

We note your response to comment 21 and reissue the comment in part. Please ensure that the material terms, including dates, parties, general nature of the contracts, terms and conditions, and amount of any consideration passing to or from the company or any other member of the group to the counter party are disclosed, and that such agreements are filed as exhibits to the registration statement. As an example only, please revise to discuss any payments made to Watsons and Sa Sa for their distribution of your products. In addition, we note that the April 2024 Trading Term Agreement with Sa Sa, the February 1, 2024 Exclusive Distributor Agreement with Pro Tek AS, the January 2024 Exclusive Distributor Agreement with Sash Trader, the May 2024 Exclusive Distributor Agreement with Aerofit Multiplus, and the May 2024 Exclusive Distributor Agreement with Sa Sa are not currently included in the exhibit index. Please revise to file these agreements or provide your analysis as to why these agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K and Item 10.C. of Form 20-F.

Response

In response to the comment, we have revised the disclosure in the Amended Registration Statement under the heading “Relationships with Partners, Regulators, and Government” to state that, with respect to agreements relating to the distribution of the Company’s products, the distributors are generally compensated by retaining the amount by which the price paid by its customers to purchase the Company’s products exceeds the amount that such distributor paid to the Company to acquire the Company’s products. We believe that the other material terms of the agreements discussed in this section are included in the current disclosures.

Also, the Company does not believe that the April 2024 Trading Term Agreement with Sa Sa, the February 1, 2024 Exclusive Distributor Agreement with Pro Tek AS, the January 2024 Exclusive Distributor Agreement with Sash Trader, the May 2024 Exclusive Distributor Agreement with Aerofit Multiplus, and the May 2024 Exclusive Distributor Agreement with Sa Sa currently constitute material agreements under Item 601(b)(10) of Regulation S-K, and thus are not required to be filed as exhibits to the Amended Registration Statement. When and if these agreements do constitute material agreements after the closing of this offering, the Company will file them as exhibits to its applicable Securities Exchange Act reports, as required by law.

Comment 12	Our Growth Strategies, page 68

We note your response to comment 23 and reissue the comment in part. Please revise this section to more fully explain the international territories in which you plan to expand your business, including the timing for the expansion and the specific products that you plan to offer, and clarify whether you are already present in those territories and intend to expand within those regions or whether you will be a new entrant to those international markets. Please also discuss the specific marketing efforts you intend to use to accomplish this international expansion.

Response

In response to the comment, we have revised the “Our Growth Strategies – Expansion into New Markets or Territories” portion of the “Business” section of the Amended Registration Statement to more fully explain the international territories in which the Company plans to expand its business, including the timing for the expansion and the specific products that the Company plans to offer, to clarify whether the Company is already present in those territories, and to discuss the specific marketing efforts that the Company intends to use to accomplish this international expansion.

Comment 13	Our Business Divisions, page 69

We note your response to comment 24 and reissue the comment. Please revise your disclosure to clearly identify each of your existing and planned products and to provide an overview of the status of development and commercialization for each one, including the customer target group and the markets in which the product is offered. Consider providing this information in tabular format for ease of reference.

Response

In response to the comment, we have revised the disclosure under the subheadings “Beauty” and “Healthcare” on page 70 in the “Our Business Divisions” portion of the “Business” section of the Amended Registration Statement to identify the Company’s existing and planned products and to provide an overview of the status of development and commercialization for each one.

Comment 14	Quality Control, page 71

We note your disclosure that you “plan to apply for approval by the USFDA for [y]our products as [you] expand [y]our operations into the United States market.” Please revise to discuss your specific plans to seek FDA regulatory approval including the timing of any such applications and the products for which you plan to seek regulatory approvals.

Response

In response to the comment, we have revised the disclosure in the “Quality Control” portion of the “Business” section of the Amended Registration Statement to clarify that the Company plans to apply for approval by the USFDA for its medical face masks and for SpaceLift, with commercial launch targeted for the first quarter of 2025.

Comment 15	Competition, page 73

We note your response to comment 28. Please revise to disclose your key competitors in the medical mask and cosmetic industries in the markets where you compete.

Response

In response to the comment, we have revised the disclosure in the “Competition” portion of the “Business” section of the Amended Registration Statement on page 73 to disclose the Company’s key competitors in the medical mask, cosmetics and skincare industries.

Comment 16	Regulations, page 75

We note your disclosure that your face masks are regulated by, and have been registered with, the Medical Device Authority of Malaysia and have obtained Good Distribution Practice for Medical Devices. We also note your disclosure that your skincare and cosmetics products are regulated under, and have been registered with, the National Pharmaceutical Regulatory Agency. Please revise to further discuss the process by which each of your products obtained MDA, GDPMD and NPRA approvals, as applicable. Please also disclose the dates any such approvals were granted.

Response

In response to the comment, we have revised the “Regulations – Regulations Relating to our Products” section of the prospectus contained in the Amended Registration Statement to further discuss the MDA, GPDPMD and NPRA processes pursuant to which the Company’s products obtained approvals, and the dates relating thereto.

Comment 17	Audit Report, page F-2

We read your response to prior comment 32 and reissue in part. Please have your auditor address the guidance in PCAOB AS 3101.02 and 3101.08e and revise their audit report to state whether the financial statements are presented fairly.

Response

In response to the comment, the audit report contained in the Amended Registration Statement has been updated to state that the financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2022 and 31 December 2023.

Comment 18	Statement of Cash Flows, page F-10

We note your response to prior comment 34 and have the following additional comments:

●	You indicate that the 2022 dividend was used to offset amounts due from a director, who was the sole shareholder of EMP Solution at that time. Thus, there was no cash outflow and no liability was recognized. Please provide the disclosures required by IAS 7.43. To the extent applicable, address this comment as it relates to your 2023 dividend;

●	Please confirm that the net changes in amount due to a director as reflected in your investing and financing activities were actual cash inflows and outflows and not offsets to amounts due to/from a director. If these changes were not actual cash inflows and outflows, address the appropriateness of this presentation; and

●	It appears that you revised your statement of cash flows to address our comment. Please provide the disclosures required by IAS 8.49.

Response

In response to the comment, please be advised that the movements of cash presented in the Statement of Cash Flows represent actual movements of cash. The dividend paid in each of 2022 and 2023 is by way of contra with the amount due to a director, and as a result there is no cash outflow from the dividend payment. Please also see the disclosures and table included in new Note 30 to the financial statements.

Comment 19	Note 2 – Basis of Preparation, page F-12

As previously requested, please disclose the date when the financial statements were authorized for issue and who gave that authorization as required by IAS 10.17.

Response

In response to the comment, Note 1 of the financial statements contained in the Amended Registration Statement has been updated to state that the financial statements were authorized for issue by the Director in accordance with a resolution dated May 31, 2024.

Comment 20	Note 8 – Other Receivables, page F-37

Given that your other receivables comprise over 40% of your total assets, please expand the disclosure to fully describe the transactions that generated these assets. Ensure you disclose the repayment terms, clarify the identity of the related parties, and state whether any of the receivables are secured by collateral or guarantees. Similarly, please expand Note 16 to identity the referenced related parties.

Response

In response to the comment, the disclosures contained in the financial statements contained in the Amended Registration Statement have been expanded to provide further details regarding these transactions.

Comment 21	Note 24, page F-46

With reference to IAS 33.26-28, please address the need to retroactively present your EPS calculations for the stock bonus issue referenced in Note 11.

Response

In response to the comment, Note 24 of the financial statements contained in the Amended Registration Statement, and the Profit & Loss table contained therein, have been updated to address the need to retroactively present the EPS calculations for the stock bonus issue referenced in Note 11.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Yeoh Chee Wei